1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☑         Form 40-F  ☐

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                 )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 29, 2009	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No.45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Byron Chiang, Spokesperson
Taiwan, 30056	byronc@spil.com.tw
www.spil.com.tw	+886-3-5795678#3671

Siliconware Precision Industries Reports a 26.1% Quarter-over-Quarter

Decline in Revenues Resulting in Earnings per Share of NT$ 0.08 or

Earnings per ADS of US$ 0.01 for First Quarter 2009

Taichung, Taiwan, April 29, 2009–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its sales revenues for the first quarter of 2009 were NT$ 9203 million, which represented a 26.1% decrease in revenues compared to the fourth quarter of 2008 and a 38.4% decline in revenues compared to the first quarter of 2008. SPIL reported a net income of NT$ 262 million for the first quarter of 2009, compared with a net loss of NT$ 1,034 million and a net income of NT$ 1,753 million for the fourth quarter of 2008 and the first quarter of 2008, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.08, and diluted earnings per ADS was US$ 0.01.

Operating results review:

•

For the first quarter of 2009, net revenues from IC packaging were NT$ 8,521 million and represented 92% of total net revenues. Net revenues from testing operations were NT$ 682 million and represented 8% of total net revenues.

•	Cost of goods sold was NT$ 8,324 million, representing a decrease of 17.2% compared to the fourth quarter of 2008 and a decrease of 29.8% compared to the first quarter of 2008.

•

Raw materials costs were NT$ 4,186 million for the first quarter of 2009, and represented 45.5% of total net revenues, whereas raw materials costs were NT$ 5,381 million and represented 43.2% of total net revenues for the fourth quarter of 2008.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 25 million.

•

Gross profit was NT$ 879 million for the first quarter of 2009, representing a gross margin of 9.5%, which decreased from a gross margin of 19.3% for the fourth quarter of 2008 and decreased from 20.6% for the first quarter of 2008.

•

Total operating expenses for the first quarter of 2009 were NT$ 689 million, which included selling expenses of NT$ 107 million, administrative expenses of NT$ 345 million and R&D expenses of NT$ 237 million. Total operating expenses represented 7.5% of total net revenues for the first quarter of 2009.

•	In the first quarter of 2009, the accrued expenses of bonuses to employees, directors and supervisors accounting for under operating expenses totaled NT$ 9 million.

•

Operating income was NT$ 190 million for the first quarter of 2009, representing an operating margin of 2.0% for the first quarter of 2009, which decreased from 9.8% for the fourth quarter of 2008 and decreased from 14.5% for the first quarter of 2008.

•	Non-operating items:

•	Net interest income was NT$ 6 million for the first quarter of 2009.

•

Our net currency exchange gain of NT$ 175 million for the first quarter of 2009 was mainly due to appreciation of our US dollar denominated asset as a result of an appreciation in the foreign currency exchange rate of the US dollar against NT dollar, our reporting currency.

•	Our net loss on long-term investment of NT$ 97 million for the first quarter of 2009 was primarily due to investment loss of NT$ 98 million from SPIL BVI.

•

Net income before tax was NT$ 317 million for the first quarter of 2009, which increased from a net loss of NT$ 1,647 million for the fourth quarter of 2008 and decreased from a net income of NT$ 1,983 million for the first quarter of 2008.

•

Income tax expense was NT$ 55 million for the first quarter of 2009, compared with income tax credit of NT$ 613 million for the fourth quarter of 2008 and income tax expense of NT$ 230 million for the first quarter of 2008.

•

Net income was NT$ 262 million for the first quarter of 2009, which increased from a net loss of NT$ 1,034 million for the fourth quarter of 2008 and decreased from a net income of NT$ 1,753 million for the first quarter of 2008.

•	Total number of shares outstanding was 3,136 million shares as of Mar 31,2009. Diluted earnings per ordinary share for this quarter was NT$ 0.08, or US$ 0.01 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 18,448 million as of Mar 31, 2009 from NT$ 17,866 million as of Dec 31, 2008, and NT$ 24,296 million as of Mar 31, 2008.

•	As of Mar 31, 2009 our long-term bank loans totaled NT$ 2,243 million, compared with total long-term bank loans of NT$ 2,248 million as of Dec 31, 2008.

•	Capital expenditures for the first quarter of 2009 totaled NT$ 404 million, which included NT$ 314 million for packaging equipment and NT$ 90 million for testing equipment.

•	Total depreciation expenses for the first quarter of 2009 totaled NT$ 2,088 million, which included NT$ 1,466 million was from packaging operations and NT$ 622 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 8,521 million for the first quarter of 2009, which represented a decrease of NT$ 2,929 million or 34.4% compared to the fourth quarter of 2008.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & FCBGA accounted for 47%, 30% and 13%, respectively, of total net revenues for the first quarter of 2009.

•

Capital expenditures for IC packaging operations totaled NT$ 314 million for the first quarter of 2009, which included NT$ 240 million for packaging and building construction and NT$ 74 million for wafer bumping operations.

•	As of Mar 31, 2009 we had 4,652 wirebonders installed, of which 4 were disposed in the first quarter of 2009.

IC testing service:

•	Net revenues from testing operations were NT$ 682 million for the first quarter of 2009, which represented a decrease of NT$ 317 million or 31.7% compared to the fourth quarter of 2008.

•	Capital expenditures for testing operations totaled NT$ 90 million for the first quarter of 2009.

•	As of Mar 31, 2009 we had 375 testers installed, of which 1 tester was added in the first quarter of 2009.

Revenue Analysis

•	Breakdown by end applications:

By application	1Q09	4Q08	3Q08
Computing	29%	31%	33%

Communication	33%	29%	27%

Consumer	22%	24%	24%

Memory	16%	16%	16%

•	Breakdown by packaging type:

By packaging type	1Q09	4Q08	3Q08
Bumping & FCBGA	13%	15%	15%

Substrate Based	47%	52%	44%

Leadframe Based	30%	23%	30%

Testing	8%	8%	9%

Others	2%	2%	2%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audit process. The investment gains or losses of our company for the three months ended Mar 31, 2009 reflect our gains or losses attributable to the first quarter of 2009 unaudited financial results of several of our investees which are evaluated under the equity method. The unaudited unconsolidated financial data for our company for the three months ended Mar 31, 2009, is not necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET

As of Mar 31, 2009 and 2008

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Mar 31,2009			Mar 31, 2008		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and cash equivalent	544,042	18,448,478	26	24,296,049	28	(5,847,571)	-24
Accounts receivable	206,924	7,016,786	10	9,208,870	11	(2,192,084)	-24
Inventories	58,001	1,966,798	3	2,999,705	4	(1,032,907)	-34
Other current assets	42,035	1,425,398	2	2,002,917	2	(577,519)	-29

Total current assets	851,001	28,857,460	41	38,507,541	45	(9,650,081)	-25

Long-term investments	159,921	5,422,908	8	7,580,254	9	(2,157,346)	-28
Fixed assets	1,986,765	67,371,191	94	69,231,002	81	(1,859,811)	-3
Less accumulated depreciation	(985,370)	(33,413,908)	-47	(31,543,710)	-37	(1,870,198)	6

Net fixed assets	1,001,394	33,957,283	47	37,687,292	44	(3,730,009)	-10

Other assets	81,149	2,751,754	4	1,801,364	2	950,390	53

Total Assets	2,093,465	70,989,405	100	85,576,451	100	(14,587,046)	-17

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	114,793	3,892,640	6	6,543,351	8	(2,650,711)	-41
Current portion of long-term debt	22,053	747,807	1	—	—	747,807	—
Other current liability	114,614	3,886,564	5	6,499,430	7	(2,612,866)	-40
Long-term loans	66,158	2,243,420	3	2,991,054	4	(747,634)	-25
Other liabilities	2,125	72,065	—	116,668	—	(44,603)	-38

Total Liabilities	319,743	10,842,496	15	16,150,503	19	(5,308,007)	-33

Stockholders’ Equity
Capital stock	929,693	31,525,899	44	30,746,975	36	778,924	3
Capital reserve	496,025	16,820,211	24	16,658,161	19	162,050	1
Legal reserve	150,076	5,089,066	7	3,340,131	4	1,748,935	52
Retained earnings	198,031	6,715,220	9	19,514,321	23	(12,799,101)	-66
Unrealized gain or loss on financial instruments	11,371	385,578	1	(43,698)	—	429,276	-982
Cumulated translation adjustment	11,947	405,119	1	4,242	—	400,877	9450
Treasury stock	(23,420)	(794,184)	-1	(794,184)	-1	—	—

Total Equity	1,773,722	60,146,909	85	69,425,948	81	(9,279,039)	-13

Total Liabilities & Shareholders’ Equity	2,093,465	70,989,405	100	85,576,451	100	(14,587,046)	-17

Forex ( NT$ per US$ )		33.91		30.40

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Mar 31					Sequential Comparison
	USD	1Q 2009 NTD	%	1Q 2008 NTD	YOY change %	1Q 2009 NTD	4Q 2008 NTD	QOQ change %
Revenues	271,005	9,203,336	100.0	14,931,222	-38.4	9,203,336	12,448,823	-26.1
Cost of Goods Sold	(245,131)	(8,324,659)	-90.5	(11,846,459)	-29.7	(8,324,659)	(10,048,951)	-17.2

Gross Profit	25,874	878,677	9.5	3,084,763	-71.5	878,677	2,399,872	-63.4

Operating Expenses
Selling Expenses	(3,154)	(107,115)	-1.2	(227,024)	-52.8	(107,115)	(513,767)	-79.2
Administrative Expenses	(10,150)	(344,682)	-3.7	(319,429)	7.9	(344,682)	(319,656)	7.8
Research and Development Expenses	(6,969)	(236,658)	-2.6	(355,551)	-33.4	(236,658)	(341,331)	-30.7

	(20,273)	(688,455)	-7.5	(902,004)	-23.7	(688,455)	(1,174,754)	-41.4

Operating Income	5,601	190,222	2.0	2,182,759	-91.3	190,222	1,225,118	-84.5

Non-operating Income	7,276	247,076	2.7	150,723	63.9	247,076	69,934	253.3
Non-operating Expenses	(3,540)	(120,203)	-1.3	(350,519)	-65.7	(120,203)	(2,942,060)	-95.9

Income from Continuing Operations before Income Tax	9,337	317,095	3.4	1,982,963	-84.0	317,095	(1,647,008)	-119.3
Income Tax Credit (Expenses)	(1,629)	(55,310)	-0.6	(230,007)	-76.0	(55,310)	613,429	-109.0

Net Income	7,709	261,785	2.8	1,752,956	-85.1	261,785	(1,033,579)	-125.3

Earnings Per Ordinary Share - Diluted		NT$ 0.08		NT$ 0.56			NT$ (0.33)

Earnings Per ADS - Diluted		US$ 0.01		US$ 0.09			US$ (0.05)

Weighted Average Outstanding Shares - Diluted (’k)		3,136,087		3,120,054			3,139,459

Forex ( NT$ per US$ )		33.96		31.52			32.98

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED STATEMENTS OF CASH FLOWS

For 3 Months Ended on Mar 31, 2009 and 2008

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months, 2009		3 months, 2008
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	7,720	261,785	1,752,956
Depreciation	61,561	2,087,520	2,017,868
Amortization	4,133	140,146	137,595
Gains on disposal of long-term investment	—	(5,871)	—
Long-term investment gain recognized by equity method	2,870	97,334	(16,262)
Change in working capital & others	(46,656)	(1,582,116)	2,187,582

Net cash flows provided from operating activities	29,454	998,798	6,079,739

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(11,904)	(403,680)	(2,776,026)
Proceeds from disposal of long-term investment	973	32,980	18,827
Payment for long-term investment	—	—	(19,032)
Payment for deferred charges/other changes	(790)	(26,804)	(114,416)

Net cash used in investing activities	(11,722)	(397,504)	(2,890,647)

Cash Flows from Financing Activities:
Proceeds from the exercise of employee stock option /other charges	(562)	(19,054)	(21,797)

Net cash provided from financing activities	(562)	(19,054)	(21,797)

Net increase (decrease) in cash and cash equivalents	17,170	582,240	3,167,295

Cash and cash equivalents at beginning of period	526,872	17,866,238	21,128,754

Cash and cash equivalents at end of period	544,042	18,448,478	24,296,049

Forex ( NT$ per US$ )		33.91	30.40

(1) :	All figures are under ROC GAAP.